UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
ACT OF 1934
For the month of October 2003
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X



SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	October 31, 2003
By
Name:	Marcos Grodetzky
Title:		Investor Relations Officer






TNE BOARD APPOINTS NEW CHAIRMAN


Rio de Janeiro, October 31, 2003 - TELE NORTE LESTE PARTICIPACOES S.A. (NYSE:TNE), announced that in a meeting held on October 29, 2003, TNE's board of directors accepted the resignation of Mr. Carlos Jereissati from his position as Chairman of the Board. All board members stressed the excellent work and dedication of Mr. Jereissati
- who will remain a board member - during the one-year period he was in charge.

During the same meeting, board member Mr. Otavio Marques de Azevedo was elected as the new Chairman of the Board, for the one-year period starting on November 01, 2003.

Mr. Azevedo, 52 years, electrical engineering, has vast experience in the telecommunications industry in Brazil.

He served as Executive Vice President of TNE right after the privatization process, from August 1998 to February 1999, and was responsible for the implementation of the first business plan for the new Company. In February 1999, he was elected a member of the consulting board of Anatel, acting as its chairman between February
2001 and February 2002. He is also the CEO of AG Telecom Participacoes, one of the major shareholders of Telemar Participacoes S/A, controlling shareholder of TNE. Mr. Azevedo was the Vice-
President of Telebras from 1991 to 1993.


For more information, please contact:

TNE - INVESTOR RELATIONS					GLOBAL CONSULTING GROUP
Roberto Terziani (terziani@telemar.com.br)	Kevin Kirkeby
	(kkirkeby@hfgcg.com)
55 21 3131 1208
Carlos Lacerda (carlosl@telemar.com.br)			Mariana Crespo
55 21 3131 1314							(mcrespo@hfgcg.com)
Fax: 55 21 3131 1155						Tel: 1 646.284.9416
										1 646.284.9494